

October 22, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

>　**Re:　Ceridian HCM Holding Inc.**
>　　　**Draft Registration Statement on Form S-1**
>　　　**Submitted October 15, 2018**
>　　　**CIK No. 0001725057**

Dear Mr. Ossip:

　　This is to advise you that we do not intend to review your registration statement.

　　We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Information Technologies
　　　　　　　　　　　　　　　　　and Services

cc:　　Alexander D. Lynch, Esq.